SEC Comments and Related Responses

March 15, 2018

Mr. David Manion
Division of Investment Management
U.S. Securities and Exchange Commission
Office of Disclosure
100 F Street, N.E.
Washington, D.C. 20549-4644

Re: Funds Listed in Appendix

Dear Mr. Manion:

This letter responds to the Securities and Exchange Commission (SEC) staff’s review comments discussed with Alan Dupski and Susan Silva on January 22, 2018, related to the annual reports and prospectuses of the referenced T. Rowe Price funds (Price Funds).

1.

Staff Comment: The staff noted that certain funds—Institutional Global Focused Growth Equity Fund, Institutional Emerging Markets Equity Fund, and Global Stock Fund—had at least one sector comprising 25% or greater of the fund at October 31, 2017, where the prospectus did not contain industry or sector concentration risk disclosure for that specific sector (i.e., financials). Please consider expanding this disclosure in the prospectus to consider additional sector concentrations.

Management Response: We are evaluating our industry- and sector-specific risk disclosure across all of our funds’ prospectuses and enhancing the disclosure as necessary. During each fund’s annual prospectus update, we will review the fund’s most current holdings information and add appropriate industry- or sector-specific risk disclosure. We recently completed the annual prospectus updates for the Institutional Global Focused Growth Equity, Institutional Emerging Markets Equity, and Global Stock Funds. As part of these updates, we reviewed each fund’s sector exposure at December 31, 2017, and added sector-specific strategy and risk disclosure to each fund’s prospectus.

2.	Staff Comment: In a previous review (November 9, 2016), the staff noted that at May 31, 2016, the Short-Term Bond Fund held 21% of its net assets in asset-backed securities; however, the fund’s prospectus did not indicate that asset-backed securities were a principal investment strategy. In the firm’s response to that comment, TRP stated that “we intend to revise the prospectus to include asset-backed securities as a principal investment strategy with accompanying risk disclosure during the fund’s next annual prospectus update.” At May 31, 2017, 22% of the fund’s net assets were held in asset-backed securities. The current prospectus does not indicate that asset-backed securities are a principal investment strategy. Please disclose asset-backed securities as a principal investment strategy in accordance with the prior response.

Management Response: We recently filed a supplement to the fund’s current prospectus to clarify that asset-backed securities are considered part of the fund’s principal investment strategies. The prospectus already included appropriate risk disclosure relating to asset-backed securities.

3.

Staff Comment: The staff understands that the directors’ fees may not be presented in the financial statements due to the financial statements being presented in thousands and fees for an individual fund rounding to zero. However, please discuss why directors’ fees are not disclosed in the Related Party Transactions footnote.

Management Response: Our policy is to separately disclose directors’ fees and any associated amounts payable, only to the extent such amount rounds to $1,000 or greater. To the extent that a balance is less than $500, we do not believe that it warrants disclosure in the notes to financial statements.

4.

Staff Comment: With respect to a fund-of-funds (FOF), for any underlying fund that is greater than 25% of the FOF’s net assets, please consider disclosing where a shareholder may obtain the financial statements of the underlying fund.

Management Response: We have considered the staff’s comment and will add disclosure to the Portfolio of Investments for each applicable FOF as to where a shareholder may obtain the financial statements of the underlying fund(s) as soon as practicable, but no later than the May 31, 2018, annual reports.

5.

Staff Comment: Certain funds have a high concentration of affiliated ownership, for example the Spectrum Funds held a significant percentage (81%) of Emerging Markets Local Currency Bond Fund at December 31, 2016. Please consider disclosing in the summary prospectus and statutory prospectus the significant concentration of ownership.

Management Response: We recognize that funds with a concentrated set of beneficial owners could experience considerable cash outflows from redemptions by a single or small number of shareholders, which in turn could hamper a fund’s management and investment decisions. However, since the concentrated beneficial owner in this instance is an affiliated T. Rowe Price fund, we believe that those risks are mitigated and have not been a factor in the past. The Spectrum Funds are a suite of affiliated FOFs that normally invest in a variety of other T. Rowe Price funds, including, among others, the Emerging Markets Local Currency Bond Fund. If any of the Spectrum Funds were to significantly reduce or increase their allocation to an underlying fund, the underlying fund and the top-level Spectrum Fund would work together to implement this allocation change so as to not disrupt the underlying fund’s investment decisions or disadvantage the underlying fund’s other shareholders. The underlying fund would have ample notice of the change and would be able to adjust its investment decisions accordingly. Therefore, we do not intend to add disclosure on risks associated with a significant concentration of ownership to this fund’s prospectus at this time.

6.

Staff Comment: The staff noted that the Price Funds with expenses subject to recapture disclose the gross total amount subject to recapture; however, the disclosure does not include an aging schedule, disclosing the amount recapturable by fiscal year. Please refer to the minutes of the AICPA Investment Companies Expert Panel meeting held May 22, 2013, specifically item III.5.a.viii (excerpt provided below), and please include this disclosure in future filings.

Finally, the SEC staff has been asking for enhanced disclosure of the terms of the recoupment agreement and a chart explicitly describing the amount of the expenses subject to recoupment, the expense ratio and distribution rates at which the adviser can recoup the waived or reimbursed expenses and the expiration date of the recoupable amount. Disclosure of these types of arrangements should be included in various documents such as the registration statement, the financial statements and marketing materials, specifically where references to distribution rates/yields and distributions are made.

Management Response: We are not aware of any authoritative rule or guidance requiring disclosure of fee waiver recapture amounts based on an aging schedule and believe our current disclosure is appropriate.

If you have any additional questions or would like to discuss any response, please contact me (410-345-5738, cathy_mathews@troweprice.com), Alan Dupski (410-577-5143, alan_dupski@troweprice.com), or Brian Poole (410-345-6646, brian_poole@troweprice.com).

Respectfully,

Catherine D. Mathews
Treasurer, TRP Funds

cc:	Betsy Johnson – Partner, PricewaterhouseCoopers LLP
Darrell Braman – Managing Counsel, TRP
John Gilner – Chief Compliance Officer, TRP
Alan Dupski – Group Manager, TRP

Appendix

Series	File Number	Registrant Name	Series Name	FYE
Identifier
S000001490	811-02958	TRP International Funds	TRP Emerging Markets Bond Fund	12/31/2016
S000037100	811-02958	TRP International Funds	TRP Emerging Markets Corporate Bond Fund	12/31/2016
S000032784	811-02958	TRP International Funds	TRP Emerging Markets Local Currency Bond Fund	12/31/2016
S000047982	811-02958	TRP International Funds	TRP Global High Income Bond Fund	12/31/2016
S000047983	811-02958	TRP International Funds	TRP Global Unconstrained Bond Fund	12/31/2016
S000001489	811-02958	TRP International Funds	TRP International Bond Fund	12/31/2016
S000002089	811-05986	TRP Index Trust, Inc.	TRP Equity 500 Index Fund	12/31/2016
S000002090	811-05986	TRP Index Trust, Inc.	TRP Extended Equity Market Index Fund	12/31/2016
S000051326	811-05986	TRP Index Trust, Inc.	TRP Mid-Cap Index Fund	12/31/2016
S000051327	811-05986	TRP Index Trust, Inc.	TRP Small-Cap Index Fund	12/31/2016
S000002091	811-05986	TRP Index Trust, Inc.	TRP Total Equity Market Index Fund	12/31/2016
S000029428	811-22410	TRP Real Assets Fund, Inc.	TRP Real Assets Fund, Inc.	12/31/2016
S000036336	811-22620	TRP Multi-Sector Account Portfolios	TRP Emerging Markets Corporate Multi-Sector Account Portfolio	12/31/2016
S000036337	811-22620	TRP Multi-Sector Account Portfolios	TRP Emerging Markets Local Multi-Sector Account Portfolio	12/31/2016
S000036339	811-22620	TRP Multi-Sector Account Portfolios	TRP High Yield Multi-Sector Account Portfolio	2/28/2017
S000036340	811-22620	TRP Multi-Sector Account Portfolios	TRP Investment-Grade Corporate Multi-Sector Account Portfolio	2/28/2017
S000036341	811-22620	TRP Multi-Sector Account Portfolios	TRP Mortgage-Backed Securities Multi-Sector Account Portfolio	2/28/2017
S000036338	811-22620	TRP Multi-Sector Account Portfolios	TRP Floating Rate Multi-Sector Account Portfolio	2/28/2017
S000013369	811-21919	TRP Limited Duration Inflation Focused Bond Fund, Inc.	TRP Limited Duration Inflation Focused Bond Fund	5/31/2017
S000002141	811-03894	TRP Short-Term Bond Fund, Inc.	TRP Short-Term Bond Fund	5/31/2017
S000039055	811-03894	TRP Short-Term Bond Fund, Inc.	TRP Ultra Short-Term Bond Fund	5/31/2017
S000002115	811-21149	TRP Retirement Funds	TRP Retirement 2005 Fund	5/31/2017
S000002109	811-21149	TRP Retirement Funds	TRP Retirement 2010 Fund	5/31/2017
S000002116	811-21149	TRP Retirement Funds	TRP Retirement 2015 Fund	5/31/2017
S000002111	811-21149	TRP Retirement Funds	TRP Retirement 2020 Fund	5/31/2017
S000002117	811-21149	TRP Retirement Funds	TRP Retirement 2025 Fund	5/31/2017
S000002112	811-21149	TRP Retirement Funds	TRP Retirement 2030 Fund	5/31/2017
S000002118	811-21149	TRP Retirement Funds	TRP Retirement 2035 Fund	5/31/2017
S000002113	811-21149	TRP Retirement Funds	TRP Retirement 2040 Fund	5/31/2017
S000002110	811-21149	TRP Retirement Funds	TRP Retirement 2045 Fund	5/31/2017
S000014996	811-21149	TRP Retirement Funds	TRP Retirement 2050 Fund	5/31/2017
S000014997	811-21149	TRP Retirement Funds	TRP Retirement 2055 Fund	5/31/2017
S000045512	811-21149	TRP Retirement Funds	TRP Retirement 2060 Fund	5/31/2017
S000002114	811-21149	TRP Retirement Funds	TRP Retirement Balanced Fund	5/31/2017
S000050882	811-21149	TRP Retirement Funds	TRP Retirement Balanced I Fund–I Class	5/31/2017
S000050878	811-21149	TRP Retirement Funds	TRP Retirement I 2005 Fund–I Class	5/31/2017
S000050883	811-21149	TRP Retirement Funds	TRP Retirement I 2010 Fund–I Class	5/31/2017
S000050884	811-21149	TRP Retirement Funds	TRP Retirement I 2015 Fund–I Class	5/31/2017
S000050885	811-21149	TRP Retirement Funds	TRP Retirement I 2020 Fund–I Class	5/31/2017
S000050886	811-21149	TRP Retirement Funds	TRP Retirement I 2025 Fund–I Class	5/31/2017
S000050887	811-21149	TRP Retirement Funds	TRP Retirement I 2030 Fund–I Class	5/31/2017
S000050888	811-21149	TRP Retirement Funds	TRP Retirement I 2035 Fund–I Class	5/31/2017
S000050889	811-21149	TRP Retirement Funds	TRP Retirement I 2040 Fund–I Class	5/31/2017
S000050890	811-21149	TRP Retirement Funds	TRP Retirement I 2045 Fund–I Class	5/31/2017
S000050879	811-21149	TRP Retirement Funds	TRP Retirement I 2050 Fund–I Class	5/31/2017
S000050880	811-21149	TRP Retirement Funds	TRP Retirement I 2055 Fund–I Class	5/31/2017
S000050881	811-21149	TRP Retirement Funds	TRP Retirement I 2060 Fund–I Class	5/31/2017
S000041772	811-21149	TRP Retirement Funds	TRP Target 2005 Fund	5/31/2017
S000041775	811-21149	TRP Retirement Funds	TRP Target 2010 Fund	5/31/2017
S000041776	811-21149	TRP Retirement Funds	TRP Target 2015 Fund	5/31/2017
S000041777	811-21149	TRP Retirement Funds	TRP Target 2020 Fund	5/31/2017
S000041778	811-21149	TRP Retirement Funds	TRP Target 2025 Fund	5/31/2017
S000041779	811-21149	TRP Retirement Funds	TRP Target 2030 Fund	5/31/2017
S000041780	811-21149	TRP Retirement Funds	TRP Target 2035 Fund	5/31/2017
S000041781	811-21149	TRP Retirement Funds	TRP Target 2040 Fund	5/31/2017
S000041782	811-21149	TRP Retirement Funds	TRP Target 2045 Fund	5/31/2017
S000041773	811-21149	TRP Retirement Funds	TRP Target 2050 Fund	5/31/2017
S000041774	811-21149	TRP Retirement Funds	TRP Target 2055 Fund	5/31/2017
S000045513	811-21149	TRP Retirement Funds	TRP Target 2060 Fund	5/31/2017
S000018747	811-02958	TRP International Funds	TRP Africa & Middle East Fund	10/31/2017
S000045439	811-02958	TRP International Funds	TRP Asia Opportunities Fund	10/31/2017
S000001488	811-02958	TRP International Funds	TRP Emerging Europe Fund	10/31/2017
S000001496	811-02958	TRP International Funds	TRP Emerging Markets Stock Fund	10/31/2017
S000050390	811-02958	TRP International Funds	TRP Emerging Markets Value Stock Fund	10/31/2017
S000001492	811-02958	TRP International Funds	TRP European Stock Fund	10/31/2017
S000023645	811-02958	TRP International Funds	TRP Global Growth Stock Fund	10/31/2017
S000001498	811-02958	TRP International Funds	TRP International Value Equity Fund	10/31/2017
S000001497	811-02958	TRP International Funds	TRP Global Stock Fund	10/31/2017
S000046336	811-02958	TRP International Funds	TRP International Concentrated Equity Fund	10/31/2017
S000001491	811-02958	TRP International Funds	TRP International Discovery Fund	10/31/2017
S000001487	811-02958	TRP International Funds	TRP International Stock Fund	10/31/2017
S000001494	811-02958	TRP International Funds	TRP Japan Fund	10/31/2017
S000001495	811-02958	TRP International Funds	TRP Latin America Fund	10/31/2017
S000001493	811-02958	TRP International Funds	TRP New Asia Fund	10/31/2017
S000014995	811-02958	TRP International Funds	TRP Overseas Stock Fund	10/31/2017
S000021841	811-05833	TRP Institutional International Funds, Inc.	TRP Institutional Africa & Middle East Fund	10/31/2017
S000029530	811-05833	TRP Institutional International Funds, Inc.	TRP Institutional International Concentrated Equity Fund	10/31/2017
S000002098	811-05833	TRP Institutional International Funds, Inc.	TRP Institutional Emerging Markets Equity Fund	10/31/2017
S000046349	811-05833	TRP Institutional International Funds, Inc.	TRP Institutional Frontier Markets Equity Fund	10/31/2017
S000012706	811-05833	TRP Institutional International Funds, Inc.	TRP Institutional Global Focused Growth Equity Fund	10/31/2017
S000023644	811-05833	TRP Institutional International Funds, Inc.	TRP Institutional Global Growth Equity Fund	10/31/2017
S000037806	811-05833	TRP Institutional International Funds, Inc.	TRP Institutional Global Value Equity Fund	10/31/2017
S000030204	811-05833	TRP Institutional International Funds, Inc.	TRP Institutional International Core Equity Fund	10/31/2017
S000002097	811-05833	TRP Institutional International Funds, Inc.	TRP Institutional International Growth Equity Fund	10/31/2017

*T. Rowe Price has been abbreviated as “TRP.”